Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Fixed Charges:
Interest on deposits	$5,645	$7,975	$14,925	$19,537	$31,046	$53,150	$65,474
Interest on borrowings	2,566	2,810	5,471	7,469	7,760	8,974	10,946
Estimated interest on rental expense	279	335	617	526	469	487	566
Fixed charges including interest on deposits (A)	8,490	11,120	21,013	27,532	39,275	62,611	76,986
Less: Interest on deposits	5,645	7,975	14,925	19,537	31,046	53,150	65,474
Fixed charges excluding interest on deposits (B)	$2,845	$3,145	$6,088	$7,995	$8,229	$9,461	$11,512

Earnings:
Pretax income from continuing operations	$18,358	$16,410	$35,799	$54,431	$35,400	$38,337	$39,741
Fixed charges including interest on deposits	8,490	11,120	21,013	27,532	39,275	62,611	76,986
Earnings, including interest on deposits (C)	26,848	27,530	56,812	81,963	74,675	100,948	116,727
Less: Interest on deposits	5,645	7,975	14,925	19,537	31,046	53,150	65,474
Earnings, excluding interest on deposits (D)	$21,203	$19,555	$41,887	$62,426	$43,629	$47,798	$51,253

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	3.16	2.48	2.70	2.98	1.90	1.61	1.52
Excluding interest on deposits (D / B)	7.45	6.22	6.88	7.81	5.30	5.05	4.45